UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CROCS, INC.
(Exact name of registrant as specified in its charter)

Delaware	0-51754	20-2164234
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification No.)

500 Eldorado Blvd., Building 5
Broomfield,	Colorado	80021
(Address of principal executive offices)		(Zip Code)

Sara Hoverstock
Executive Vice President,
Chief Legal Officer
(303) 848-7000
(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.130-1) for the reporting period from January 1 to December 31, 2025.
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD of Crocs, Inc. (the “Company”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act, as amended (the “Rule”), and Form SD for the reporting period from January 1, 2025 through December 31, 2025. The Rule relates to the disclosure of information relating to “conflict minerals”, which are defined in Form SD as Columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. The Rule applies to those public companies that manufacture or contract to manufacture products in which any of the conflict minerals are necessary to the product’s functionality or production.

Accordingly, the Company undertook an analysis of the products it manufactures, or contracts to manufacture, to determine whether any conflict mineral was necessary to any product’s functionality or production. The Company concluded that certain products it manufactures or contracts to manufacture contain gold necessary to the functionality or production of those products. The quantity of such gold used during the reporting period was de minimis. Such products included limited edition Jibbitz™ charms.

The Company conducted a reasonable country of origin inquiry (“RCOI”) regarding the source of the necessary gold. The Company’s RCOI included, as applicable:

•identifying the products for which gold was necessary to functionality or production;
•identifying relevant suppliers and requesting source-of-origin and supply chain information, including whether the gold was derived from recycled or scrap sources ;
•reviewing supplier responses and related supporting information;
•following up, where appropriate, to clarify or confirm responses; and
•evaluating the information obtained to assess whether the necessary gold may have originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”).

Based on the Company’s RCOI, the Company has no reason to believe that the necessary gold contained in its products during the reporting period originated in the Covered Countries.

A copy of this Conflict Minerals Disclosure is publicly available at the Investor Relations section of the Crocs website, investors.crocs.com.

Item 1.02 Exhibit

None.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CROCS, INC.

Date: May 15, 2026	By:	/s/ Sara Hoverstock
Sara Hoverstock
Executive Vice President, Chief Legal Officer